UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                 (Amendment No.  1 )*


             Imagyn Medical Technologies, Inc.
                   (Name of Issuer)


                     Common Stock
            (Title of Class of Securities)

                      45244E100
                    (CUSIP Number)

                 Jonathan Green, Esq.
              Appaloosa Management L.P.
              51 John F. Kennedy Parkway
             Short Hills, New Jersey 07078
                    (973) 376-5400
     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                    December 18, 1997
         (Date of Event which Requires Filing
                  of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                Exhibit Index:  Page 7
                   Page 1 of 8 Pages
                     SCHEDULE 13D

CUSIP No.45244E100                   Page 2 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of3,648,741
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person3,648,741
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
    3,648,741

12  Check Box If the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13  Percent of Class Represented By Amount in Row (11)
    10.17%

14  Type of Reporting Person*
    PN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     SCHEDULE 13D

CUSIP No.45244E100                   Page 3 of 8 Pages


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    David A. Tepper

2   Check the Appropriate Box If a Member of a Group*
                             a.
                             b.   X

3   SEC Use Only

4   Source of Funds*

    AF

5   Check Box If Disclosure of Legal Proceedings Is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization

    United States

         7    Sole Voting Power
     Number of3,648,741
    Shares
Beneficially  8    Shared Voting Power
      Owned By-0-
    Each
  Reporting   9    Sole Dispositive Power
       Person3,648,741
    With
              10   Shared Dispositive Power
    -0-

11  Aggregate Amount Beneficially Owned by Each Reporting
    Person
    3,648,741

12  Check Box If the Aggregate Amount in Row (11) Excludes
    Certain Shares*

13  Percent of Class Represented By Amount in Row (11)
    10.17%

14  Type of Reporting Person*
    IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

    This Amendment No. 1 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and together with the Manager, collectively, the "Reporting Persons") on July 3, 1997 (the "Schedule 13D"), relates to the common stock of Imagyn Medical Technologies, Inc. (f/k/a Urohealth Systems, Inc.) (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


 Item 2.Identity and Background

    This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), and David A. Tepper ("Mr. Tepper", and together with the Manager, the "Reporting Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is annexed hereto as Exhibit A and incorporated by reference herein.

    The general partner of the Manager is Appaloosa
Partners Inc., a Delaware corporation, of which Mr. Tepper is the sole stockholder, sole director and President. The other executive officers of Appaloosa Partners Inc. are:
Ronald M. Goldstein -- Chief Financial Officer and Vice
President; James E. Bolin -- Vice President and Secretary;
and Lawrence P. O'Friel -- Treasurer (Messrs. Goldstein,
Bolin and O'Friel referred to herein collectively as the "Related Persons").

    The Manager acts as general partner and/or investment adviser to certain investment partnerships, investment funds and managed accounts (collectively, the "Accounts"). The address of the principal business and principal office of the Manager is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The business address of Messrs. Tepper, Goldstein, Bolin and O'Friel is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The present principal occupations or employments of Messrs. Tepper, Goldstein, Bolin and O'Friel are as officers of Appaloosa Partners Inc. and employees of the Manager.

    During the last five years, none of the Reporting Persons or the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Tepper, Goldstein, Bolin and O'Friel are citizens of the United States.


 Item 5.Interest in Securities of the Issuer

    Within the past 60 days, the Reporting Persons purchased, on behalf of the Accounts, in the net aggregate, 175,800 Shares in the open market.

(a) This statement on Schedule 13D relates to 3,648,741
    Shares beneficially owned by the Reporting Persons, which constitute approximately 10.17% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 3,648,741 Shares. Mr. Tepper has sole voting and dispositive power with respect to 3,648,741
    Shares.

(c) During the 60-day period prior to the date hereof, the Reporting Persons purchased and sold Shares, on behalf of the Accounts, on the dates, in the amounts and at the prices set forth on Exhibit B annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

(d) Not applicable.

 (e)Not applicable.

 Item 7.Material to Be Filed as Exhibits

    Exhibit A:     Joint Filing Agreement

    Exhibit B:     Transactions in Shares by the
                   Reporting Persons in the Last 60 Days


                       SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1997


    Appaloosa Management L.P.
     By:Appaloosa Partners Inc.,
    Its General Partner



     By:/s/ David A. Tepper
    David A. Tepper
    President


    David A. Tepper


    /s/ David A. Tepper

                     EXHIBIT INDEX


Exhibit
Exhibit Name
Page


A
Joint Filing
Agreement
[Incorporated by
Reference to
Exhibit A to the
Schedule 13D
filed on behalf
of the Reporting
Persons on July
3, 1997]


B
Transactions in
Shares by the
Reporting Persons
in the Last 60
Days
8

                       EXHIBIT B

             Transactions in Shares by the
         Reporting Persons in the Last 60 Days




Shares
Price



Purchased (+) /
per


Trade Date
Sold (-)
Share


10-27-97
-5,000
4.64


10-30-97
-7,000
3.57


11-11-97
65,800
3.56


11-25-97
11,400
3.06


12-18-97
110,600
2.75